EXHIBIT 18

March 31, 2005

CECO Environmental Corporation

3120 Forrer Street

Cincinnati, Ohio 45209

Dear Sirs/Madams:

We have audited the consolidated financial statements of CECO Environmental Corporation as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 31, 2005, which expresses an unqualified opinion. Note 1 to such consolidated financial statements contains a description of the change in the method of accounting for certain inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Cincinnati, Ohio